                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                  For the quarterly period ended June 30, 2003

                         O2 MICRO INTERNATIONAL LIMITED

                 Grand Pavilion Commercial Centre, West Bay Road
                         P.O. Box 32331 SMB, George Town
                          Grand Cayman, Cayman Islands
                                 (345) 945-1110
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

     Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

     Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

     82-N.A.

                                      INDEX
                         O2 MICRO INTERNATIONAL LIMITED

                                                                                    Page No.
                                                                                    --------
PART I    FINANCIAL INFORMATION

Item 1.   FINANCIAL STATEMENTS                                                          3

          CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2003 AND DECEMBER 31, 2002         3

          CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME FOR THE
          THREE MONTHS ENDED JUNE 30, 2003 AND JUNE 30, 2002, AND FOR THE SIX
          MONTHS ENDED JUNE 30, 2003 AND JUNE 30, 2002                                  5

          CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX MONTHS ENDED JUNE 30,
          2003 AND JUNE 30, 2002                                                        6

          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                                    8

Item 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
          OF OPERATIONS                                                                15

Item 3.   QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK                    16

PART II   OTHER INFORMATION

Item 1.   EXHIBITS                                                                     18

          EXHIBIT INDEX                                                                18

          SIGNATURE                                                                    19

Part I. FINANCIAL INFORMATION

Item 1. Financial Statements

               O//2//MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                (In Thousand U.S. Dollars, Except Share Amounts)

                                                               June 30,    December 31,
                                                                 2003          2002
                                                             -----------   ------------
                                                             (Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                     $ 59,854      $ 69,334
Restricted cash                                                  1,884         2,019
Short-term investments                                          50,768        42,675
Accounts receivable - net                                        7,869         7,595
Inventories                                                     13,062         6,967
Prepaid expenses and other current assets                        3,264         2,891
                                                              --------      --------
Total Current Assets                                           136,701       131,481
                                                              --------      --------

INVESTMENT IN SHARES OF STOCKS                                   7,718         5,985
                                                              --------      --------

FIXED ASSETS - NET                                               5,453         5,611
                                                              --------      --------

OTHER ASSETS
Restricted assets - net                                          7,021            --
                                                              --------      --------
Convertible loans to 360(DEG.) Web Ltd.                             --         1,750
                                                              --------      --------
Other Assets                                                       988         1,009
                                                              --------      --------

TOTAL ASSETS                                                  $157,881      $145,836
                                                              ========      ========

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Notes and accounts payable                                    $ 10,468      $  5,202
Income tax payable                                               2,116         1,957
Current portion of obligations under capital lease                   2             7
Accrued expenses and other current liabilities                   5,096         3,522
                                                              --------      --------
Total Current Liabilities                                       17,682        10,688
                                                              --------      --------

OBLIGATIONS UNDER CAPITAL LEASE - NET OF CURRENT PORTION            --            --
                                                              --------      --------

Total Liabilities                                               17,682        10,688
                                                              --------      --------

CONTINGENCIES AND COMMITMENTS

SHAREHOLDERS' EQUITY
Preference shares at $0.001 par value per share                     --            --
Ordinary shares at $0.001 par value per share
   Authorized - 95,000,000 shares
   Issued - 38,290,657 shares as of June 30, 2003 and
      38,857,094 shares including 720,700 shares of
      treasury stock as of December 31, 2002, respectively          38            39

                                       3

Treasury Stock                                                      --        (6,823)
Additional paid-in capital                                     131,780       133,016
Accumulated other comprehensive loss                              (677)         (692)
Retained earnings                                                9,058         9,608
                                                              --------      --------
Total Shareholders' Equity                                     140,199       135,148
                                                              --------      --------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                    $157,881      $145,836
                                                              ========      ========

    The accompanying notes are an integral part of the consolidated financial statements.

               O//2//MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

         CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
                                   (Unaudited)
              (In Thousand U.S. Dollars, Except Per Share Amounts)

                                                          Three Months Ended    Six Months Ended
                                                               June  30,            June 30,
                                                          ------------------   -----------------
                                                            2003      2002       2003      2002
                                                          -------   -------    -------   -------
NET SALES                                                 $20,895   $17,667    $40,236   $33,770

COST OF SALES                                               9,222     7,393     17,607    13,138
                                                          -------   -------    -------   -------

GROSS PROFIT                                               11,673    10,274     22,629    20,632
                                                          -------   -------    -------   -------
OPERATING EXPENSES
Research and development                                    4,843     4,626      9,755     9,198
Selling, general and administrative                         4,319     2,848      8,638     5,512
Stock - based compensation                                     --        13         --        33
                                                          -------   -------    -------   -------
Total Operating Expenses                                    9,162     7,487     18,393    14,743
                                                          -------   -------    -------   -------

INCOME FROM OPERATIONS                                      2,511     2,787      4,236     5,889
                                                          -------   -------    -------   -------
NONOPERATING INCOME (EXPENSES)
Interest income                                               294       461        573     1,115
Impairment loss on investment in shares of stocks              (6)     (129)       (17)     (229)
Interest expenses                                              (1)       (1)        (1)       (2)
Other - net                                                    42       355          6       216
                                                          -------   -------    -------   -------
Total Nonoperating Income                                     329       686        561     1,100
                                                          -------   -------    -------   -------

INCOME BEFORE INCOME TAX                                    2,840     3,473      4,797     6,989

INCOME TAX EXPENSE                                            401       465        671       952
                                                          -------   -------    -------   -------

NET INCOME                                                  2,439     3,008      4,126     6,037

OTHER COMPREHENSIVE GAIN (LOSS)
Translation adjustments on subsidiaries                       112       121       (144)      103
Unrealized gain (loss) on available-for-sale securities        75       112        159       (65)
                                                          -------   -------    -------   -------
Total Other Comprehensive Gain (Loss)                         187       233         15        38
                                                          -------   -------    -------   -------

COMPREHENSIVE INCOME                                      $ 2,596   $ 3,241    $ 4,111   $ 6,075
                                                          =======   =======    =======   =======
EARNINGS PER SHARE:
Basic                                                     $  0.06   $  0.08    $  0.11   $  0.16
                                                          =======   =======    =======   =======

Diluted                                                   $  0.06   $  0.08    $  0.11   $  0.15
                                                          =======   =======    =======   =======
SHARES USED IN EARNINGS PER SHARE CALCULATION:
Basic (in thousands)                                       38,216    38,435     38,155    38,362
                                                          =======   =======    =======   =======

Diluted (in thousands)                                     39,466    39,805     39,161    40,132
                                                          =======   =======    =======   =======

    The accompanying notes are an integral part of the consolidated financial statements.

               O//2//MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (Unaudited)
                           (In Thousand U.S. Dollars)

                                                                Six Months Ended
                                                                    June 30,
                                                              --------------------
                                                                2003        2002
                                                              --------   ---------
OPERATING ACTIVITIES:
Net income                                                    $  4,126   $   6,037
Adjustments to reconcile net income to net cash provided by
   operating activities:
   Depreciation and amortization                                 1,324         861
   Amortization of deferred stock options                           --          34
   Amortization of stock options granted for services              170          45
   Gain on sale of short-term investments                           --         (54)
   Deferred income tax assets                                      126          90
   Impairment of investment in shares of stock                      17         229
   Loss on sale of fixed assets                                     66           5
   Changes in operating assets and liabilities:
      Accounts receivable - net                                   (274)     (3,401)
      Inventories                                               (6,095)     (2,559)
      Prepaid expenses and other current assets                   (556)        (72)
      Notes and accounts payable                                 5,266       3,117
      Income tax payable                                           159         255
      Accrued expenses and other current liabilities             1,574         750
                                                              --------   ---------
Net Cash Provided by Operating Activities                        5,903       5,337
                                                              --------   ---------
INVESTING ACTIVITIES
Convertible loans to 360(DEG.) Web Ltd.                             --      (1,000)
Receivables from employee cash advance                            (121)       (382)
Acquisitions of:
   Fixed assets                                                 (1,267)     (1,765)
   Short-term investments                                      (69,751)   (136,892)
(Increase) decrease in:
   Restricted assets                                            (7,021)         --
   Restricted cash                                                 135        (448)
   Other assets                                                    (13)         45
Proceeds from:
   Sale of short-term investments                               61,817      84,079
   Sale of fixed assets                                              1           3
                                                              --------   ---------
Net Cash Used in Investing Activities                          (16,220)    (56,360)
                                                              --------   ---------
FINANCING ACTIVITIES:
Acquisitions of treasury stock                                    (647)     (1,108)
Proceeds from:
   Exercise of stock options                                       974         765
   Issuance of shares for warrants exercised                        --         236
   Issuance of ordinary shares upon ESPP plan                      468         369
Payments of principal of capital leases                             (5)         (5)
                                                              --------   ---------
Net Cash Provided by Financing Activities                          790         257
                                                              --------   ---------
EFFECTS OF CHANGES IN FOREIGN EXCHANGE RATE                         47          59
                                                              --------   ---------
NET DECREASE IN CASH AND CASH EQUIVALENTS                       (9,480)    (50,707)

CASH AND CASH EQUIVALENTS, AT BEGINNING OF PERIOD               69,334     108,936
                                                              --------   ---------
CASH AND CASH EQUIVALENTS, AT END OF PERIOD                   $ 59,854   $  58,229
                                                              ========   =========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW
Cash paid for interest                                        $      1   $       2
Cash paid for tax                                             $    393   $     662

NON-CASH INVESTING AND FINANCING ACTIVITIES
Convertible loans to 360(DEG.) Web Ltd. transferred
   to investment in shares of stock                           $  1,750   $      --
Unrealized gain (loss) on short-term investments              $    159        ($65)

    The accompanying notes are an integral part of the consolidated financial statements.

               O//2//MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   BASIS OF PRESENTATION

     The accompanying consolidated financial statements have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission and, in management's opinion, include all adjustments, consisting only of normal recurring accruals necessary to fairly present the resulting operations for the indicated periods. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. Although the Company believes that the disclosures are adequate to make the information presented not misleading, it is suggested that these consolidated financial statements be read in conjunction with the consolidated financial statements and the notes thereto included in the Company's Annual Report on Form 20-F for the year ended December 31, 2002.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     a. Use of estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

     b. Restricted Assets

     The Company classifies deposits made for customs, collateral for obtaining foundry capacity, line of credit, office leases and Taiwan court cases as restricted assets and classifies as a current asset if the deposit is refundable within a twelve-month period.

     c. Revenue recognition

     Revenue from product sales to customers, other than distributors, is recognized at the time of shipment when title and right of ownership transfers to customers, including revenue that has been realized and earned. The four criteria for revenue being realized and earned are the existence of evidence of sale, actual shipment, fixed or determinable selling price, and reasonable assurance of collectibility.

     Allowances for sales return and discounts are provided at the time of the recognition of the related revenues on the basis of experience and these provisions are deducted from sales.

     In certain limited instances, the Company sells its products through distributors. The Company has limited control over these distributors' selling of products to third parties. Accordingly, the Company recognizes revenue on sales to distributors when the distributors sell the Company's products to third parties. Thus, products held by distributors are included in the Company's inventory balance.

     The Company provides its distributors with limited product rotation and price protection rights for products held in distributors' inventory. To date, the Company has given no price adjustments to its distributors.

     d. Research and development

     Research and development costs consist of expenditures incurred during the course of planned research and investigation aimed at the discovery of new knowledge that will be useful in developing new products or processes, or at significantly enhancing existing products or production processes as well as expenditures incurred for the design, testing of product alternatives or construction of prototypes. All expenditures related to research and development activities of the Company are charged to income when incurred.

     e. Stock-based compensation

     The Company has elected to follow Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" and complies with the disclosure provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation" for its employee stock options. Under APB No. 25, compensation expense is measured based on the difference, if any, on the date of the grant, between the fair value of the Company's stock and the exercise price.

     f. Comprehensive income

     The Company has adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income". Comprehensive income, as defined, includes all changes in equity during a period from non-owner sources.

     g. Earnings per share

     Basic earnings per share is calculated using the average number of common shares outstanding during the period. Diluted earnings per share is calculated using the weighted average number of common and dilutive common equivalent shares outstanding during the period, using either the "as if converted" method for convertible preference shares or the treasury stock method for options and warrants.

     h. Treasury stock

     The Company determined it will retire ordinary shares repurchased under a share repurchase plan. Accordingly, the excess of the purchase price over par value was allocated between capital surplus and retained earnings based on the average issuance price of the shares repurchased. Any future repurchases will be immediately retired.

     i. Recent accounting pronouncements

     In January 2003, the Financial Accounting Standard Board ("FASB") issued Interpretation ("FIN") 46, "Consolidation of Variable Interest Entities -- an Interpretation of Accounting Research Bulletin ("ARB") No. 51." FIN 46 requires the primary beneficiary to consolidate a variable interest entity ("VIE") if it has a variable interest that will absorb a majority of the entity's expected losses if they occur, receive a majority of the entity's expected residual returns if they occur, or both. FIN 46 applies immediately to VIEs created after January 31, 2003, and to VIEs in which the entity obtains an interest after that date. For VIEs acquired before February 1, 2003, the effective date for the Company is July 1, 2003. The Company does not expect that the adoption of FIN 46 to have a material impact on its consolidated financial statements.

     In November 2002, the Emerging Issues Task Force ("EITF") reached a consensus on EITF 00-21, "Revenue Arrangements with Multiple Deliverables," related to the timing of revenue recognition for arrangements in which goods or services or both are delivered separately in a bundled sales arrangement. The EITF requires that when the deliverables included in this type of arrangement meet certain criteria they should be accounted for separately as separate units of accounting. This may result in a difference in the timing of revenue recognition but will not result in a change in the total amount of revenue recognized in a bundled sales arrangement. The allocation of revenue to the separate deliverables is based on the relative fair value of each item. If the fair value is not available for the delivered items then the residual method must be used. This method requires that the amount allocated to the undelivered items in the arrangement is their full fair value. This would result in the discount, if any, being allocated to the delivered items. This consensus is effective prospectively for arrangements entered into in fiscal periods beginning after June 15, 2003. The Company will adopt this statement in 2004 prospectively.

     In April 2003, the FASB issued SFAS No. 149, "Amendment to Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 is applied prospectively and is effective for contracts entered into or modified after June 30, 2003, except for SFAS No. 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003 and certain provisions relating to forward purchases and sales on securities that do not yet exist. The Company is currently in the process of determining the impact of this statement on its results of operations, financial position and cash flows.

     In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." The statement establishes standards for how an issuer classifies and measures certain financial instruments. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The statement requires that certain financial instruments that, under previous guidance, could be accounted for as equity, be classified as liabilities, or assets in some circumstances. This statement does not apply to features embedded in a financial instrument that is not a derivative in its entirety. The statement also requires disclosures about alternative ways of settling the instruments and the capital structure of entities whose shares are mandatorily redeemable. The adoption of SFAS No. 150 is not expected to have an impact on the Company's financial statements.

3.   ACCOUNTS RECEIVABLE -- NET

                                                        June 30,    December 31,
                                                          2003          2002
                                                      -----------   ------------
                                                      (Unaudited)
                                                            (In Thousands)

Accounts receivable                                      $8,268        $7,973
Allowances for:
   Doubtful receivable                                      (84)          (64)
   Sales returns and discounts                             (315)         (314)
                                                         ------        ------

                                                         $7,869        $7,595
                                                         ======        ======

4.   INVENTORIES

                                                        June 30,    December 31,
                                                          2003          2002
                                                      -----------   ------------
                                                      (Unaudited)
                                                            (In Thousands)

Finished goods                                          $ 3,650        $2,344
Work-in-process                                           4,179         2,846
Raw materials                                             5,233         1,777
                                                        -------        ------

                                                        $13,062        $6,967
                                                        =======        ======

5.   SHORT-TERM INVESTMENTS

     The following is a summary of available-for-sale securities:

                                                        June 30,    December 31,
                                                          2003          2002
                                                      -----------   ------------
                                                      (Unaudited)
                                                            (In Thousands)

US treasury bills                                       $32,926        $26,914
Time deposits                                            10,562         10,263
Foreign government bonds                                    623          3,227
Corporate bonds                                           6,633          2,247
Others                                                       24             24
                                                        -------        -------

                                                        $50,768        $42,675
                                                        =======        =======

     Available-for-sale securities by contractual maturity are as follows:

                                                        June 30,    December 31,
                                                          2003          2002
                                                      -----------   ------------
                                                      (Unaudited)
                                                            (In Thousands)

Due within one year                                     $48,123        $40,606
Due after one year through two years                      2,022          2,069
Due after two years                                         623             --
                                                        -------        -------

                                                        $50,768        $42,675
                                                        =======        =======

     The Company's gross unrealized gains and losses as of June 30, 2003 were $103,000 and $56,000, respectively, and as of December 31, 2002 were $64,000 and $176,000, respectively.

6.   INCOME TAX

     The effective income tax rate for the three and six months ended June 30 was 14.1% in 2003 and 13.4% in 2002, and 14.0% in 2003 and 13.6% in 2002,
respectively.

7.   EARNINGS PER SHARE

     The following table shows the calculation of basic and diluted earnings per share:

All numbers in thousands except earnings per share

                                        Three Months Ended    Six Months Ended
                                             June 30,             June 30,
                                        ------------------   -----------------
                                           2003      2002      2003      2002
                                         -------   -------   -------   -------
                                            (Unaudited)         (Unaudited)

Basic earnings per share:

Net income                               $ 2,439   $ 3,008   $ 4,126   $ 6,037
                                         =======   =======   =======   =======

Weighted average shares outstanding -
   Basic                                  38,216    38,435    38,155    38,362

Earnings per share - basic               $  0.06   $  0.08   $  0.11   $  0.16
                                         =======   =======   =======   =======

Diluted earnings per share:

Net income                               $ 2,439   $ 3,008   $ 4,126   $ 6,037
                                         =======   =======   =======   =======

Weighted average shares outstanding -
   Basic                                  38,216    38,435    38,155    38,362

Effect of dilutive securities:
   Options                                 1,250     1,200     1,006     1,573
   Warrants                                   --       170        --       197
                                         -------   -------   -------   -------

Weighted average shares outstanding -
   Diluted                                39,466    39,805    39,161    40,132
                                         =======   =======   =======   =======

Earnings per share - diluted             $  0.06   $  0.08   $  0.11   $  0.15
                                         =======   =======   =======   =======

8.   OBLIGATIONS UNDER CAPITAL LEASE

     The Company leases office space and certain equipment under non-cancellable operating lease agreements that expire at various dates through December 2005. The Company's office lease provides for periodic rent increases based on the general rate of inflation. The Company also leases certain equipment under a capital lease that expires in May 2004. There are provisions in the lease that provides for a bargain purchase option upon the expiration of the lease. As of June 30, 2003, minimum lease payments under all noncancelable leases were as follows:

                                                             Capital   Operating
Year                                                          Leases     Leases
----                                                         -------   ---------
                                                                (In Thousands)

2003                                                           $ 3       $  671
2004                                                            --          797
2005                                                            --           92
                                                               ---       ------

Total minimum lease payments                                     3       $1,560
                                                                         ======
Less: Amount representing interest                               1
                                                               ---
Present value of minimum lease payments                          2
Less: Current portion                                            2
                                                               ---

Long-term obligations under capital lease                      $--
                                                               ===

     Obligations under capital lease are secured by the related equipment, and the total costs of the equipment under capital lease were both $165,000 as of June 30, 2003 and as of December 31, 2002. Accumulated amortization was $162,000 as of June 30, 2003 and $155,000 as of December 31, 2002.

9.   RELATED PARTY TRANSACTIONS

     a. In February 2000, the Company loaned $750,000 to 360DEG. Web Ltd. (360DEG. Web). Interest accrued at USD-Libor + 1% and was to be paid semiannually until the loan was fully repaid or until the loan was converted into 2,083,333 Series B preference shares in 360DEG. Web, or 22.3% of the outstanding capital stock of 360DEG. Web. The conversion price was US $0.36 per share. The Company was granted the right to convert the loans at any time before the maturity date of February 1, 2005 or before the date 360DEG. Web offers its shares in an initial public offering. In February 2002, the Company made an additional loan of $1 million to 360DEG. Web on terms similar to the February 2000 loan until the loan was fully repaid or until the loan was converted into 1,000,000 Series C preference shares of 360DEG. Web at a conversion price of $1.00 per share. As of June 30, 2003, two of the Company's directors serve as directors of 360DEG. Web.

     On January 3, 2003, the Company issued a notice to 360DEG. Web to exercise the option to convert the loans to the shares in 360DEG. Web. After the conversion, the Company has a 35.18% ownership in 360DEG. Web and has elected to account for the investment under the cost method. The Company did not participate in any capital increase of 360DEG. Web in 2003. As of June 30, 2003, the Company has a 29.33 % ownership in 360DEG. Web.

     b. In 2001, James Keim, one of the Company's directors, accepted the assignment of Head of Marketing and Sales in the Cayman Islands, and moved to the Cayman Islands in December 2001. In connection with the move and to assist Mr. Keim to purchase a residence in the Cayman Islands, the Company entered into a term loan agreement with Mr. Keim in February 2002, under which the Company made an interest free, unsecured loan in the amount of $400,000 to Mr. Keim. The loan is repayable in February 2007. As of June 30, 2003, $18,000 has been repaid.

10.  CONTINGENCIES AND COMMITMENTS

     a. On March 22, 2000, Philips Electronics North America Corporation (Philips) asked the Company to evaluate the need for a license for products using I2C serial interface. While the Company cannot make any assurance regarding the eventual resolution of this matter, the Company believes that the Company would not be subject to any material exposure with respect to past activities. The Company is currently negotiating an agreement with Philips.

     b. On November 3, 2000, the Company filed a suit with the United States District Court in the Northern District of California against Monolithic Power Systems, Inc. ("MPS"), a privately held company in Los Gatos, California, USA seeking declaratory judgment of non-infringement and invalidity of MPS' U.S. Patent No.6,114,814. The Company also claimed intentional and negligent interference with prospective economic advantage. MPS counterclaimed alleging infringement of such patent. Before the Company's filing, MPS alleged in a letter to the Company that a new product of the Company would infringe MPS' U.S. Patent No.6,114,814.

     On October 24, 2001, the Company filed a complaint against MPS that seeks damages and injunctive relief for infringement of the Company's U.S. Patent No. 6,259,615. The complaint was amended on November 13, 2001 to include trade secret counts against MPS. MPS also added additional counterclaims alleging infringement of MPS' U.S. Patent No. 6,316,881, a continuation of MPS' U.S. Patent No. 6,114,814. The court has issued orders construing the asserted claims of the patents-in-suit. The fact discovery cut-off date is currently May 9, 2003 and trial is currently scheduled to occur in February 2004. MPS seeks injunctive relief and unspecified damages. The Company disputes MPS' claims and intends to defend the lawsuit vigorously. While the Company cannot make any assurance regarding the eventual resolution of this matter, the Company does not believe the final outcome will have a material adverse effect on its consolidated results of operations or financial condition.

     c. On January 6, 2003, the Company filed a patent infringement complaint in the Eastern District of Texas against Sumida Corporation in Japan and Taiwan Sumida Electronics Incorporated in Taiwan. Subsequently, MPS also filed a patent infringement complaint in the Eastern District of Texas against Sumida Corporation in Japan and Taiwan Sumida Electronics Incorporated in Taiwan based on the same patents in the lawsuit in the Northern District of California. Sumida Corporation has sought indemnification from the Company. The Company is discussing the assumption of the defense and indemnification of the defendants in the latter lawsuit.

     The Company is a party to other litigation matters, legal proceedings and claims. While the results of such litigations and claims cannot be predicted with certainty, the final outcome of such matters is not expected to have a material adverse effect on the Company's consolidated financial position or results of operations. No assurance can be given, however, that these matters will be resolved without the Company becoming obligated to make payments or to pay other costs to the opposing parties, with the potential for having an adverse effect on the Company's financial position or its results of operations.

11.  SEGMENT INFORMATION

     The Company designs, develops and markets innovative power management and security components for mobile communication, computer, information appliance and LCD products. The company's integrated circuit products are produced with digital, analog, and mixed signal integrated circuit manufacturing processes. The Company's Chief Operating Decision Maker ("CODM") is the Chief Executive Officer, as defined by SFAS No. 131. The Company does not identify or allocate assets by these groups and the CODM only reviews information on an enterprise-wide basis to assess performance and allocate resources. Based on criteria under SFAS No. 131, the Company has one reporting segment.

     Net revenues from unaffiliated customers by geographic region are based on the customer's bill-to location and were as follows:

                                          Three Months Ended    Six Months Ended
                                               June 30,             June 30,
                                          ------------------   -----------------
                                             2003      2002      2003      2002
                                           -------   -------   -------   -------
                                              (Unaudited)         (Unaudited)
Asia                                       $20,884   $17,656   $40,224   $33,753
U.S.A.                                          11         9        12        15
Others                                          --         2        --         2
                                           -------   -------   -------   -------
                                           $20,895   $17,667   $40,236   $33,770
                                           =======   =======   =======   =======

     Long-lived assets consist of fixed assets and are based on the physical location of the assets at the end of each period.

                                                        June 30,    December 31,
                                                          2003          2002
                                                      -----------   ------------
                                                      (Unaudited)
                                                            (In Thousands)

Cayman                                                   $1,583        $1,471
U.S.A.                                                      385           414
Taiwan                                                    2,500         2,679
Others                                                      985         1,047
                                                         ------        ------

                                                         $5,453        $5,611
                                                         ======        ======

     During the quarter ended June 30, 2003, two customers accounted for 10% or more of net revenues (21.1% and 10.4%). During the six month period ended June 30, 2003, two customers accounted for 10% or more of net revenues (20.7% and 10.6%). During the quarter ended June 30, 2002, two customers accounted for 10% or more of net revenues (13.6% and 13.1%). During the six month period ended June 30, 2002, two customers accounted for 10% or more of net revenues (12.9% and 12.6%).

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

     The following information should be read in conjunction with the interim financial statements and the notes thereto in Part I, Item 1 of this quarterly report and with Operating and Financial Review and Prospects contained in the Company's Annual Report on Form 20-F (the "Annual Report").

Overview

     We design, develop and market high performance mixed signal integrated circuits for power management, power saving applications and computer security applications. Our net sales have been derived primarily from the sale of integrated circuit products to customers in the mobile computing, communications and other consumer electronics products markets.

     We utilize a "fabless" semiconductor business model, which means we focus on designing, developing and marketing products, while having these products manufactured by large independent semiconductor foundries. Because we are a fabless semiconductor company, we do not need to invest significant capital to manufacture semiconductor devices, and can take advantage of some of the cost-efficiencies of third-party foundries. We place purchase orders with third parties for specific quantities of packaged semiconductor devices or wafers at set prices. We also use third parties to test and assemble our products, which reduces the capital we need to invest in these activities.

Results of Operations

     Net Sales. Net sales for the three months ended June 30, 2003 were $20.9 million, an increase of $3.2 million or 18.3% from $17.7 million for the three months ended June 30, 2002. The increase in net sales reflects increased unit shipments of our existing products as well as shipments of new products.

     Gross Profit. Gross profit for the three months ended June 30, 2003 was $11.7 million, an increase of $1.4 million or 13.6% from $10.3 million for the three months ended June 30, 2002. This increase in dollar amount was due to increased sales of products. We expect that our gross profit as a percentage of net sales will fluctuate in the future as a result of the stages of our products in their life cycles, variations in our product mix, the timing of our product introductions and specific product manufacturing costs.

     Research and Development Expenses. Research and development expenses for the three months ended June 30, 2003 were $4.8 million, an increase of $217,000 or 4.7% from $4.6 million for the three months ended June 30, 2002. This increase primarily reflects non-recurring expenses associated with the development of new products, the addition of research and development personnel and other expenses associated with the expansion of our design activities. We expect that research and development expenses will increase in the foreseeable future due to more non-recurring expenses associated with the development of new products.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses for the three months ended June 30, 2003 were $4.3 million, an increase of $1.5 million or 51.7% from $2.8 million for the three months ended June 30, 2002. This increase in absolute dollar amount was primarily due to increased expenses relating to intellectual property protection activities, sales commissions relating to higher sales, additional personnel, system training expenses, and other expenses associated with the additional personnel. We expect that selling, general and administrative expenses will continue to increase in dollar amount for the foreseeable future.

     Stock-Based Compensation. For accounting purposes, we recognize stock-based compensation whenever we grant options or warrants to purchase our ordinary shares to employees with exercise prices that are less than the fair market value of the underlying shares at the grant date and whenever we grant options or warrants to consultants. Amortization of deferred compensation recorded in the three months ended June 30, 2003 was $0, a decrease of $13,000 or 100% from $13,000 for the three months ended June 30, 2002.

     Non-operating Income-net. Non-operating income-net for the three months ended June 30, 2003 was $329,000, a decrease of $357,000 from $686,000 for the three months ended June 30, 2002, primarily reflecting a decrease in interest income on bank deposits, a decrease in foreign exchange gains, and a decrease in capital gains from sales of short-term investments offset by lower impairment changes on investment in shares of stocks.

     Income Taxes. Income tax expenses for the three months ended June 30, 2003 was $401,000, a decrease of $64,000 from $465,000 for the three months ended June 30, 2002.

     Our quarterly results of operations have fluctuated significantly in the past and may continue to fluctuate in the future based on a number of factors, not all of which are in our control. In particular, our results of operations have fluctuated in the past due, among other things, to competitive pressures on selling prices; the volume of product sales; the timing and cancellation of customer orders; lengthy sales cycles; pricing concessions on volume sales; changes in product mix; product pricing from foundries; our ability to develop, introduce and market new products and technologies on a timely basis; introduction of products and technologies by our competitors; and market acceptance of our and our customers' products. Our results of operations may also fluctuate in the future based on a number of factors, including but not limited to, those listed above, general business conditions in the semiconductor industry; general economic conditions; currency fluctuations; the availability of foundry capacity and raw materials, and our ability to expand and implement our sales and marketing programs. As a result of the foregoing factors, we believe period to period comparisons are not necessarily meaningful and should not be relied upon as indicative of future results.

Liquidity and Capital Resources

     On June 30, 2003, we had $136.7 million in total current assets, including $59.9 million in cash and cash equivalents and $50.8 million in short-term investments. Our operating activities provided $5.9 million cash during the six months ended June 30, 2003. Additionally, our investing activities used cash of $16.2 million in the six months ended June 30, 2003 and our financing activities provided cash of $790,000 in the six months ended June 30, 2003.

Statement Regarding Forward-Looking Statements

     This Form 6-K contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "may," "will," "expects," "should," "could," "plans," "intends," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these terms and other comparable terminology. These forward-looking statements include statements relating to our future gross profits, research and development expenses and selling, general and administrative expenses. The forward-looking statements contained in this Form 6-K involve known and unknown risks, uncertainties and other factors that may cause our or the industry's actual results, levels of activity, performance or achievements to be materially different from the future results, levels of activity, performance or achievements expressed or implied by these statements. Such risks and uncertainties include the stages of our products in their life cycles, variations in our product mix, the timing of our product introductions, specific product manufacturing costs, increased competition, introduction of new competing technologies and the increase of unexpected expenses. These factors also include, among other things, those risks outlined in our filings with the Securities and Exchange Commission, including our Annual Report, that could cause actual results to differ materially from the results contemplated by the forward-looking statements. We assume no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Item 3. Quantitative and Qualitative Disclosure about Market Risk

     Market risk is the risk of loss related to adverse changes in market prices, including interest rates and foreign exchange rates, of financial instruments. In the normal course of business, our financial position is routinely subject to a variety of risks, including market risk associated with interest rate movements and currency rate movements on non-U.S. dollar denominated assets and liabilities, as well as collectibility of accounts receivable.

     We regularly assess these financial instruments and their ability to address market risk and have established policies and business practices to protect against the adverse effects of these and other potential exposures.

  Interest Rate Risk

     Our major market risk exposure is changing interest rates. Our exposure to market risk for changes in interest rates relates primarily to our short-term investments in government and corporate bonds.

     We maintain a short-term investment portfolio consisting mainly of fixed income securities with an average maturity of one to two years. These securities are subject to interest rate risk and will fall in value if market interest rates increase. If market rates were to increase immediately and uniformly by 10.0% from the levels at June 30, 2003, the fair value of the portfolio would decline by an immaterial amount. We presently intend to treat our fixed income investments as available for sale, and therefore we do not expect our operating results or cash flows to be affected to any significant degree by the effect of a sudden short-term change in market interest rate exposures. We did not purchase or hold any derivative financial instruments for trading purposes.

     The table below provides information about our financial instruments whose fair value that are sensitive to changes in interest rates as of June 30, 2003.

                                                   Expected Maturity Dates
                                -------------------------------------------------------------
                                                                              Total
                                                                2007 and    Carrying    Fair
                                 2003     2004   2005   2006   thereafter     Value     Value
                                ------   -----   ----   ----   ----------   --------   ------
                                                       (in thousands)
US Treasury Bills
   Fixed rate (US$)..........   26,898   6,028                               32,926    32,926
Government Bonds:
   Fixed rate (US$)..........                                      623          623       623
Corporate Bonds
   Fixed rate (US$)..........    1,548   5,085                                6,633     6,633
Time Deposit
   Fixed rate (US$)..........   10,562                                       10,562    10,562

   Foreign currency risk

     Fluctuations in exchange rates may adversely affect our financial results. The functional currencies for our foreign subsidiaries are the local currency. As a result, certain of our assets and liabilities, including certain bank accounts, accounts receivable and accounts payable, exist in non-U.S. dollar denominated currencies, which are sensitive to foreign currency exchange rate fluctuations.

     We enter into certain transactions denominated in foreign currencies but, because of the relatively small size of each individual currency exposure, we do not employ hedging techniques designed to mitigate foreign currency exposures. Gains and losses from these transactions as of June 30, 2003 have been immaterial, and are reflected in the results of operations.

PART 2. OTHER INFORMATION

Item 1. Exhibits

     (a)  Exhibits:

     The Exhibit Index attached hereto is hereby incorporated by reference to this Item.

     (b)

                                  EXHIBIT INDEX

Exhibit
 Number   Exhibit Title
-------   -------------   ---------------

   99     Press Release

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  O2 MICRO INTERNATIONAL LIMITED


Date:  August 25, 2003                            /S/ STERLING DU
                                                  ------------------------------
                                                  Name:  Sterling Du
                                                  Title: Chief Executive Officer